THE STOCK EXCHANGE OF HONG KONG LIMITED TAKES NO RESPONSIBILITY FOR THE CONTENTS OF THIS ANNOUNCEMENT, MAKES NO REPRESENTATION AS TO ITS ACCURACY OR COMPLETENESS AND EXPRESSLY DISCLAIMS ANY LIABILITY WHATSOEVER FOR ANY LOSS HOWSOEVER ARISING FROM OR IN RELIANCE UPON THE WHOLE OR ANY PART OF THE CONTENTS OF THIS ANNOUNCEMENT.

 (A JOINT STOCK LIMITED COMPANY INCORPORATED IN THE PEOPLE'S REPUBLIC OF CHINA)
                               (STOCK CODE: 0368)

                                  ANNOUNCEMENT

   Reference is made to certain press reports published recently in the People's Republic of China ("China") in relation to the preferential income and value-added tax policies applicable to the Company.

   The board of directors (the "Board") of Jilin Chemical Industrial Company Limited (the "Company") hereby clarifies the impact of certain preferential enterprise income tax policies on its financial results ended 30 September 2004.

   SHAREHOLDERS OF THE COMPANY AND POTENTIAL INVESTORS ARE ADVISED TO EXERCISE CAUTION WHEN DEALING IN THE SHARES OF THE COMPANY.

This announcement is made pursuant to Rule 13.09(2) of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the "Listing Rules") and a similar announcement will be simultaneously disclosed in Shenzhen, China as required by the Shenzhen Stock Exchange.

The Company notes certain press reports published recently in China in relation to certain preferential enterprise income tax policies enjoyed by the Company and hereby makes the following announcement:

The Company recently received the imNOTICE ON IMPLEMENTATION OF THE PREFERENTIAL POLICY OF FUNDAMENTAL ENTERPRISE INCOME TAX FOR STRENGTHENING ESTABLISHED INDUSTRIES IN THE NORTH-EASTERN REGION OF CHINAin(Cai Shuiii2004ijNo. 153) jointly published by the Ministry of Finance and State Administration of Taxation of China (the "NOTICE"). The Notice mainly states the following principles: (a) based on the current period of depreciation of fixed assets (other than buildings and construction) of an industrial enterprise in North-Eastern region of China, the number of years over which fixed assets are depreciated may be shortened at a rate of not more than 40%; (b) based on the current period of depreciation of intangible assets which are assigned to or invested by an industrial enterprise in North-Eastern region of China, the number of years over which intangible assets are amortized may be shortened at a rate of not more than 40% and (c) the above policies have been implemented with effect from 1 July 2004.

Under PRC GAAP, the Company accounts for enterprise income taxes using the liability method under the deferred tax method. In accordance with the above preferential income tax policies, when reporting its enterprise income tax for the period ended 30 September 2004, the Company shall reduce its taxable profit by RMB1.404 billion. Prior to the implementation of the preferential income tax policies, the Company would have had taxable profits of RMB1.909 billion for the period ended 30 September 2004. Taking into account the preferential income tax policies, the taxable profits of the Company shall be reduced to RMB505 million for the same period. Under the PRC taxation regulations, the Company recorded accumulated losses (in relation to the portion which could be offset by taxable profit gained in subsequent years) of RMB1.616 billion as at 31 December 2003. After deduction of the adjusted taxable profit of RMB505 million for the period ended 30 September, 2004, the Company's accumulated losses (in relation to the portion which could be offset by taxable profit gained in subsequent years) as at 30 September, 2004 amounted to RMB1.111 billion. Based on the existing price levels of the Company's products, the management anticipates that the above accumulated losses could be made up in the coming five years. Therefore, as at 30 September, 2004, based on an income tax rate of 33%, the Company recognized the amount of deferred tax assets to be RMB366 million, and correspondingly, the Company also recorded an increase in net profits of approximately RMB366 million for the same period.

Given the current production levels and operations of the Company and in the event of no material change in the pricing of both the raw materials and products of the Company, the regulations with regard to preferential income tax as set forth in the Notice will have a positive impact on the financial results of the Company. The Company expects that the annual deferred tax assets of the Company for 2004 to reach approximately RMB440 million and the net profit to increase by an amount of RMB approximately 440 million accordingly.

In addition to the above policies, the Company shall also be entitled to benefit from preferential treatment for setting off import taxes for the purchase and construction of fixed assets in accordance with the imNOTICE FOR THE RULES ON VARIOUS QUESTIONS CONCERNING THE EXPANSION OF SCOPE FOR SETTING-OFF OF VALUE-ADDED TAX IN NORTH-EASTERN REGION OF CHINAin(Cai Shui ii2004ijNo. 156) issued by the Ministry of Finance and State Administration of Taxation. Pursuant to the imNOTICE ON PROVISIONAL PROCEDURES FOR EXPANSION OF SCOPE FOR SETTING-OFF OF VALUE-ADDED TAX IN NORTH-EASTERN REGION OF CHINA FOR 2004in(Cai Shui ii2004ijNo. 168) published by the Ministry of Finance and State Administration of Taxation, the specific amount to be set off shall be subject to the approval of relevant taxation authorities. In accordance with the two preferential tax policies mentioned above, the Board expects that the amount of import tax of fixed assets to be set off against value-added tax will amount to RMB10 million in 2004, which will not have a significant effect on the net profit of the Company.

The impact of the preferential income tax policies on the Company for the period ended 30 September, 2004 has been reflected in the third quarterly report of the Company for the period ended 30 September 2004, which is scheduled to be published in the Wen Wei Bao (Hong Kong) and The Standard on 26 October, 2004.

SHAREHOLDERS OF THE COMPANY AND POTENTIAL INVESTORS ARE ADVISED TO EXERCISE CAUTION WHEN DEALING IN THE SHARES OF THE COMPANY.

The Board of Directors of the Company comprises of:

Executive Directors: Yu Li, Shi Jianxun, Zhang Xingfu

Non-executive Directors: Xu Fengli, Ni Muhua, Jiang Jixiang, Lan Yusheng

Independent non-executive Directors: Lu Yanfeng, Wang Peirong, Fanny Li, Zhou Henglong

                                                 By order of the Board
                                       JILIN CHEMICAL INDUSTRIAL COMPANY LIMITED
                                                      ZHANG LIYAN
                                                   COMPANY SECRETARY

25 October 2004, Jilin